UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

EXECUTIVE NETWORK PARTNERING CORPORATION

(Name of Issuer)

CAPS
(Title of Class of Securities)

30158L209
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☒ Rule 13d-1(b)

    ☐ Rule 13d-1(c)

    ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30158L209

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,105,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,105,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.60%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No. 30158L209

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,105,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,105,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.60%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No. 30158L209

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,105,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,105,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.60%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No. 30158L209

1	NAMES OF REPORTING PERSONS
ALEC N. LITOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,105,000
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,105,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.60%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Executive Network Partnering Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

137 Newbury Street, 7th Floor

Boston, Massachusetts 02116

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);

ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);

iii)	Supernova Management LLC (“Supernova Management”); and

iv)	Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the CAPS (as defined herein) held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Capital Master Fund Ltd, (“Master Fund”), Magnetar Systematic Multi-Strategy Master Fund Ltd (“Systematic Master Fund”), Purpose Alternative Credit Fund Ltd (“Purpose Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP, (“Structured Credit Fund”), a Delaware limited partnership; Magnetar Lake Credit Fund LLC (“Lake Credit Fund) and Purpose Alternative Credit Fund – T LLC (“Purpose Fund – T”), Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the CAPS held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

CAPS

Item 2(e)	CUSIP Number.

30158L209

Item 3	Reporting Person.

(e) [X ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g) [ X] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2020, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 1,105,000 CAPS. The amount consists of (A) 361,120 CAPS held for the account of Constellation Master Fund; (B) 18,000 CAPS held for the account of Master Fund; (C) 127,856 CAPS held for the account of Xing He Master Fund; (D) 103,456 CAPS held for the account of Constellation Fund; (E) 96,624 CAPS held for the account of SC Fund; (F) 142,496 CAPS held for the account of Structured Credit Fund; (G) 111,000 CAPS held for the account of Systematic Master Fund; (H) 74,176 CAPS held for the account of Lake Credit Fund; (I) 46,848 CAPS held for the account of Purpose Fund; and (J) 23,424 CAPS held of the account of Purpose Fund – T. The CAPS held by the Magnetar Funds represent approximately 6.60% of the total number of CAPS outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding CAPS of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2020, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 6.60% of the total number of CAPS outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on November 16, 2020, there were approximately 16,745,600 CAPS outstanding as of September 30, 2020).

Item4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote :	1,105,000
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	1,105,000

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 12, 2021	magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC

Date: February 12, 2021	supernova management llc

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager

Date: February 12, 2021	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the CAPS of Executive Network Partnering Corporation dated as of December 31, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 12, 2021	magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 12, 2021	magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager of Supernova Management LLC

Date: February 12, 2021	supernova management llc

By:	/s/ Alec N. Litowitz

Name:	Alec N. Litowitz
Title:	Manager

Date: February 12, 2021	/s/ Alec N. Litowitz
Alec N. Litowitz